LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 22, 2022

VIA EDGAR TRANSMISSION

Ms. Val Lithotomos
Mr. John Lee
Mr. John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-267978
Horizon Kinetics Medical ETF (S000078972)
Horizon Kinetics SPAC Active ETF (S000078973)
(each, a “Fund” and collectively, the “Funds”)

REQUEST FOR ACCELERATION

Dear Ms. Lithotomos, Mr. Lee and Mr. Kernan:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N‑14 on December 22, 2022 (Accession No. 0000894189-22-009226) on behalf of the above-named Funds, be accelerated to become effective on Friday, December 23, 2022.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Foreside Fund Services, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N‑14 be accelerated to Friday, December 23, 2022.

Listed Funds Trust

By: /s/ Kent Barnes
Name: Kent Barnes
Title: Secretary

Foreside Fund Services, LLC

December 22, 2022

VIA EDGAR TRANSMISSION

Ms. Val Lithotomos
Mr. John Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-267978
Horizon Kinetics Medical ETF (S000078972)
Horizon Kinetics SPAC Active ETF (S000078973)
(each, a “Fund” and collectively, the “Funds”)

Dear Ms. Lithomos & Mr. Lee:

REQUEST FOR ACCELERATION. As the principal underwriter of the series of the Trust listed above, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Pre-Effective Amendment No. 2 to the Registration Statement that was filed on Form N-14 on December 22, 2022 on behalf of the Funds (Horizon Kinetics Medical ETF and Horizon Kinetics SPAC Active ETF), be accelerated to December 23, 2022, or as soon as practicable thereafter.

Very truly yours,
Foreside Fund Services, LLC

/s/ Nanette K. Chern

Nanette K. Chern, Vice President
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101